SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Origin Agritech Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G67828106
(CUSIP Number)

HAN Gengchen
c/o Origin Agritech Limited
21 Shengmingyuan Road
Changping District
Beijing, China 102206

with a copy to:

Howard Zhang, Esq.
O’Melveny & Myers LLP
31/F, China World Tower I
1 Jianguomenwai Avenue
Beijing, 100004, China
Telephone: + (86 10) 6535-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HAN Gengchen
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)		AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,379,400
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,379,400
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			3,379,400 Ordinary Shares [1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			14.6% [2]
14. Type of Reporting Person (See Instructions)			IN

1 3,336,400 Ordinary Shares of the Issuer are subject to a Voting Agreement, as defined below.
2 This number is calculated by dividing the Reporting Person’s total shareholding by 23,146,355, the total number of outstanding Ordinary Shares of the Issuer as of June 30, 2007.

This Amendment No. 1 amends the Schedule 13D filed on November 16, 2005 by Han Gengchen. Other than the Items expressly amended below, all Items in the original Schedule 13D remain unchanged. Terms not defined herein have the respective meanings set forth in the Schedule 13D filed on November 16, 2005.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D filed on November 16, 2005 is hereby amended and restated in its entirety to read:

On November 8, 2005, the Reporting Person acquired 3,336,400 Ordinary Shares of Origin Agritech Limited, a British Virgin Islands company (the “Issuer”), pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) under which all the shares of State Harvest Holdings Limited, a British Virgin Islands company (“State Harvest”), of which the Reporting Person was a shareholder, were exchanged for 3,336,400 Ordinary Shares of the Issuer and other cash compensation. These shares are held through Sinodream Limited (“Sinodream”), a British Virgin Islands company, for which the Reporting Person is the sole officer and director. Under the terms of the Stock Purchase Agreement, the Reporting Person became the Chairman of the Board and Chief Executive Office of the Issuer.

In connection with the Stock Purchase Agreement, the Reporting Person and the other two senior executives of the Issuer entered into employment agreements with the Issuer and a voting agreement (the “Voting Agreement”) with the Issuer. Under the Voting Agreement the Reporting Person and Messrs. Yang and Yuan have agreed that for three years after November 8, 2005, they will vote or cause to be voted all of their shares acquired pursuant to the Stock Purchase Agreement for Mr. Kerry Propper, currently a director of the Issuer, and one nominee of Mr. Propper’s, currently Mr. Steven Urbach, a current director of the Issuer.

On September 18, 19, 20 and 21 of 2007, the Reporting Person acquired a respective 14,500, 10,000, 10,000 and 8,500 Ordinary Shares of the Issuer, at a respective price per Ordinary Share of $7.0302, $7.0495, $7.0683 and $7.0084, for a total cash payment of $302,687.30, minus commissions. These shares are held through Sinodream.

Item 7.	Material to be Filed as an Exhibit

Exhibit 1.
Voting Agreement dated November 8, 2005, by and among Dr. Han, Messrs, Yang and Yuan, and the Issuer. Incorporated by reference from Item 10.24 of Registration Statement on Form S-4/A (No. 333-124709), filed on September 27, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2007
(Date)

/s/ Han Gengchen
Han Gengchen

Exhibit Index

Exhibit 1.
Voting Agreement dated November 8, 2005, by and among Dr. Han, Messrs, Yang and Yuan, and the Issuer. Incorporated by reference from Item 10.24 of Registration Statement on Form S-4/A (No. 333-124709), filed on September 27, 2005.